Stephen N. Landsman Vice President, General Counsel and Corporate Secretary Tel 630 305 1554 Fax 630 305 2840 slandsman@nalco.com
Nalco Company
1601 West Diehl Road
Naperville, IL 60563-1198
630 305 1000
www.nalco.com
July 21, 2008
Edgar Correspondence and Fax
Mr. Edward M. Kelly, Sr. Counsel
Ms. Pamela A. Long, Assistant Director
United States Securities & Exchange Commission
Station Place
100 F. Street, N.E.
Washington, DC 20549
Re: Nalco Holding Company, Annual Report on Form 10-K for the fiscal year ended December 31, 2007, File No. 1-32342
Dear Ms. Long and Mr. Kelly:
Thank you for your June 23, 2008 letter. Our response to your comments are as follows:
Definitive 14A filed March 14, 2008
Who are this year’s nominees?, page 17; Officers of the Company as of December 31, 2007, page 60.
1.	Describe briefly in future filings the business experience during the past five years of Messrs. Douglas A. Pertz, Frederic Jung, and Richard J. O’Shanna as required by Item 401(e)(1) of Regulation S-K.

Response: We respectfully note that we describe Mr. Pertz’s business experience during the past five years on page 17 of the proxy. Our existing disclosure regarding the business experience of Messrs. Jung and O’Shanna, which appears on page 63 of the proxy, will be revised as follows to clarify that we are presenting their experience for at least the past five years:
“Mr. Jung has been Controller of the Company since 2005 and served as Chief Financial Officer for the Company’s European Operations from 2002 to 2005.”

“Mr. O’Shanna joined the Company in 2004. Prior to joining the Company he was Vice President, Treasurer for the North American Division of Schneider Electric S.A., starting in 1999.”

Mr. Edward M. Kelly, Sr. Counsel Ms. Pamela A. Long, Assistant Director United States Securities & Exchange Commission	July 21, 2008 Page 2
Stock Ownership Information, page 21
2.	The purpose of the reference to Glenview Capital GP and Mr. Robbins in footnote (10) to the table is unclear. Please revise in future filings.

Response: We included the additional names because they appeared in the Form 13G submitted by this shareholder.
Compensation Discussion and Analysis, page 24
3.	For each comment below, please provide us with your supplemental response to the comment as well as sample disclosure that you would include in response to the comment in future filings. We may have additional comments upon review of your response.

4.	Please clarify which NEOs receive awards under the 2004 Stock Incentive Plan versus the Nalco LLC 2004 Unit Plan. We note your disclosure that, among others, Messrs. Bell and Johnson participate in the Nalco LLC 2004 Unit Plan, and that unidentified senior managers who purchased B, C and D Units under the Unit Plan do not currently participate in long-term equity incentive awards under the 2004 Stock Incentive Plan. Since the focus of this discussion is compensation awarded to NEOs, you should be specific, naming the NEOs that received different elements of compensation. Please also note our comments below regarding particular NEOs.

Response: Named Executive Officers who purchased Units under the Nalco LLC 2004 Unit Plan generally are not eligible to participate in Long-Term Equity Incentive Awards under the 2004 Stock Incentive Plan. The following is a description of the participation status of our current named executive officers under these plans:

(a) William H. Joyce, our retired Chief Executive Officer, made purchases of Class A, B, C and D Units under the Nalco LLC 2004 Unit Plan when it was implemented on June 30, 2004. His purchases are described on page 34 of the proxy statement. As described on page 33 of the proxy statement, Dr. Joyce and others who participated in the Nalco LLC 2004 Unit Plan were advised at the time of their investments that they would not be eligible to participate in any other long-term equity incentive plan related to their service for the Company during the five-year duration of the Nalco LLC 2004 Unit Plan, unless promoted to a higher position in which case an incremental award would be granted to reflect the higher rank. Because of his participation in the Nalco LLC 2004 Unit Plan, Dr. Joyce has not participated in the Company’s Long-Term Equity Incentive Awards under the 2004 Stock Incentive Plan (described at page 34 of the proxy statement).

(b) Bradley J. Bell, our Chief Financial Officer, made purchases of Class A, B, C and D Units under the Nalco LLC 2004 Unit Plan when it was implemented on June 30, 2004. His purchases are described on page 35 of the proxy statement. Because of his participation in the Nalco LLC 2004 Unit Plan, Mr. Bell has not participated in the Company’s Long-Term Equity Incentive Awards under the 2004 Stock Incentive Plan (described on page 35 of the proxy statement).

Mr. Edward M. Kelly, Sr. Counsel Ms. Pamela A. Long, Assistant Director United States Securities & Exchange Commission	July 21, 2008 Page 3
(c) Gregory N. Nelson, a former Executive Vice President of the Company, began his employment with the Company after the Nalco LLC 2004 Unit Plan had been implemented; as indicated on page 36 of the proxy statement, Mr. Nelson did not participate in the Nalco LLC 2004 Unit Plan but was eligible for Long-Term Equity Incentive Awards under the 2004 Stock Incentive Plan.

(d) David Johnson, an Executive Vice President of the Company, made purchases of Class A, B, C and D Units under the Nalco LLC 2004 Unit Plan when it was implemented on June 30, 2004. His purchases are described on page 36 of the proxy statement. Because Mr. Johnson was promoted since the implementation of the Nalco LLC 2004 Unit Plan, he also receives an incremental Long-Term Equity Incentive Award under the 2004 Stock Incentive Plan to reflect his promotion as described on page 36 of the proxy statement. This incremental award was made to permit Mr. Johnson’s total long-term equity incentive compensation to be commensurate with that of individuals at the higher rank reflected by his new position.

(e) John P. Yimoyines, an Executive Vice President of the Company, began his employment with the Company after the Nalco LLC 2004 Unit Plan had been implemented; as indicated on page 37 of the proxy statement, Mr. Yimoyines does not participate in the Nalco LLC 2004 Unit Plan but is eligible for Long-Term Equity Incentive Awards under the 2004 Stock Incentive Plan.

(f) During 2007, William J. Roe, our former Chief Operating Officer, separated from the Company. As indicated on page 37 of the proxy statement, Mr. Roe participated in the Nalco LLC 2004 Unit Plan. Because of his participation in the Nalco LLC 2004 Unit Plan, Mr. Roe has not participated in the Company’s Long-Term Equity Incentive Awards under the 2004 Stock Incentive Plan.

(g) During 2007, Daniel M. Harker, our former Executive Vice President, separated from the Company. As indicated on page 38 of the proxy statement, Mr. Harker participated in the Nalco LLC 2004 Unit Plan. Because of his participation in the Nalco LLC 2004 Unit Plan, Mr. Harker has not participated in the Company’s Long-Term Equity Incentive Awards under the 2004 Stock Incentive Plan.

In future proxy statements, we will add the following: “When it adopted the Nalco LLC 2004 Unit Plan, the Company determined that the Unit Plan would provide adequate long-term equity incentive compensation for participants and that, during the duration of the Unit Plan, those participants would not be eligible for additional long-term equity incentive awards under the 2004 Stock Incentive Plan.”

5.	Please note as well that your CD&A should discuss how each compensation element and the company’s decisions regarding that element fit into the overall compensation objectives and affect decisions regarding other elements. For example, if the Compensation Committee’s decision to grant awards under the 2004 SIP are impacted by whether the NEO receives awards under the Unit Plan, please disclose this.

Mr. Edward M. Kelly, Sr. Counsel Ms. Pamela A. Long, Assistant Director United States Securities & Exchange Commission	July 21, 2008 Page 4
Response: We will supplement the current description of compensation objectives on page 29 of the proxy statement to cross-reference the compensation element that addresses the subject compensation objective:
Base Salary: to attract and retain, to recognize immediate contributions, to provide financial stability, to reward for performance (see description of the Company’s “Base Salary “ program on page 29 of the proxy statement);

Benefits, Retirement and Pension Programs: to attract and retain executives, to address basic security needs (see the description of the Company’s programs for “Benefits,” “Retirement Income Plan” and “Profit Sharing and Savings Plan” on pages 29-30 of the proxy statement);

Short-Term Incentives: to attract and retain executives, to focus on short-term performance criteria such as operating results and efficiency, to pay for performance, to create shareholder value (see the description of the Company’s “Management Incentive Plan” on page 30 of the proxy statement);

Long-Term Incentives: to attract and retain executives over long-term, to focus on long-term performance and shareholder value, to pay for long-term results and to focus on safety in the workplace and ethical business practices; (see the description of the Company’s “Long-Term Equity Incentive Awards under the 2004 SIP” on page 30 for the proxy statement) and

Perquisites: provided only when job-related or market-driven, to attract and retain executives; perquisites to be avoided if “one-off” and if not connected to job duties (see description of the Company’s “Perquisites” on page 31 of the proxy statement).
We separately evaluate the structure and magnitude of each compensation element that we use to achieve our objectives. We consider changes to any particular element in the context of our targeted overall compensation for each Named Executive Officer. Accordingly, changes in any element may, but will not necessarily, affect the compensation we award in connection with other elements.

In response to the example cited in the comment, we respectfully note that on page 33 of the proxy statement, we indicated: “The Company’s senior managers who purchased B, C and D Units under the Nalco LLC 2004 Unit Plan do not currently participate in the Company’s Long-Term Equity Incentive Awards under the 2004 Stock Incentive Plan.” We will add to future disclosures that: “When it adopted the Nalco LLC 2004 Unit Plan, the Company determined that the Unit Plan would provide adequate long-term equity incentive compensation for participants and that, during the duration of the Unit Plan, those participants would not be eligible for additional long-term equity incentive awards under the 2004 Stock Incentive Plan.”

Mr. Edward M. Kelly, Sr. Counsel Ms. Pamela A. Long, Assistant Director United States Securities & Exchange Commission	July 21, 2008 Page 5
Significant Activities of the Compensation Committee During 2007 and the First Quarter of 2008, page 26.
6.	The information given about the Management Incentive Plan is not sufficient to explain how the company determined the amount of incentive compensation paid to the NEOs that is reflected in the Summary Compensation Table. You have provided threshold, base, premium and maximum amounts of various measures, but have not provided sufficient textual disclosure for investors to understand what each column in the table is intended to depict, or how the compensation committee determined that payout under the plan would be at $23.3M for 2006, and 102% of target for 2007. In addition, in the footnotes to Grants of Plan-Based Awards table, you refer to awards under the Management Incentive Plan as “NEIP”. Please explain what this is in your discussion of the Management Incentive Plan.

Response: Our Adjusted EBITDA for 2007 was $729M, slightly above the $725M target required for a payout under the Management Incentive Plan equal to 100% of target. Adjusted EBITDA of $748 was required for a payout equal to 110% of target. Therefore, interpolating between the two points, the actual payout under the Management Incentive Plan was equal to 102% of target. Adjusted EBITDA targets are determined annually and are set to pay 100% of target at a level of competitive performance, based on typical industry performance and general economic conditions. In 2007, adjusted EBITDA growth of 6% percent was determined to reflect a competitive level of performance and the incentive target was set at $725M. The size of the payout pool at target is the sum of individual plan participant targets. The actual payout pool for the company is adjusted up or down based on actual performance achievement. Individual awards for the NEOs are determined by adjusting their individual target and adjusting up or down for corporate performance, business unit or function performance and individual performance. We will add this additional explanation in future filings.

Our 2006 Adjusted EBITDA was $686M, above the $675M target required for a payout under the Management Incentive Plan equal to 100% of base salary. Based on several factors, including two years of double-digit revenue growth, top quartile performance relative to our peer group identified on page 29 of the proxy statement and zero Management Incentive Plan payments in 2005, the Compensation Committee approved an upward adjustment of the Management Incentive Plan payout for named executive officers other than the Chief Executive Officer equal to 147% of base salary. No adjustment was made to the Chief Executive Officer’s award, which was equal to 100% of base salary.

Awards made under the Management Incentive Plan are disclosed as Non-Equity Incentive Plan (NEIP) awards as required in the Summary Compensation Table. Footnote 5 to the Summary Compensation Table states, “Amounts shown in the Non-Equity Incentive Plan Compensation column reflect bonuses paid under the Nalco Holding Company Management Incentive Plan.”
Long-Term Equity Incentive Awards under the 2004 SIP, page 30.

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United States Securities & Exchange Commission
7.	Please clarify your disclosure that the Company changed its method of providing long-term incentive compensation from cash to equity awards in 2006, given that the SIP under which equity incentives are awarded is from 2004.

Response: In November 2004, our former owners, The Blackstone Group L.P., Apollo Management L.P. and Goldman Sachs & Co. (collectively the “Sponsors”), sold a portion of their ownership in the Company through an initial public offering. Simultaneously with the initial public offering, the Company reserved 7,500,000 of its shares for various equity incentive compensation through the 2004 Stock Incentive Plan (the “SIP”). The Company was unable to develop an annual long-term equity incentive award program under the SIP during the first quarter of 2005, and, instead continued its former Long-Term Cash Incentive Plan during 2005. In future proxy statements, we will note that: “The first regular annual equity awards under the 2004 Stock Incentive Plan were made in 2006 and the former cash program continued through 2005.”

8.	Please clarify how the various performance targets listed in the tables here work together to determine the amount of the awards granted to each NEO. It is also not clear how, based on these targets, the amount of award granted to each NEO was determined.

Response: The performance targets listed in the tables on page 26 of the proxy statement are used to determine the number of shares issued at the end of the performance period and are not used to determine the amount of the initial grant. The amount of the initial grant to each NEO at the beginning of the performance period is based on competitive market information. We will add to our disclosure, “The size of performance share grants made under the Long-term Equity Incentive program are determined based on competitive market data. We aim to target the mid-point of the comparative group identified on page 29.”
Nalco LLC 2004 Unit Plan, page 31.
9.	We note that the Unit Plan is not a company plan and is not governed by the company’s compensation committee. Please clarify whether the awards under the plan are compensation to the NEOs, and discuss what these awards, which appear to be ownership interests in the LLC subsidiary are designed to reward, why they are paid, and how the amount of the awards is determined.

Response: Under US GAAP, the awards under the Nalco LLC 2004 Unit Plan are accounted as compensation expense to the Company, notwithstanding that the awards are made under a plan sponsored by Nalco LLC, a parent of the Company. We will add this clarification in future proxy statements.

The Sponsors, the former owners of the Company and its predecessor, established the Nalco LLC 2004 Unit Plan. With the assistance of the Company’s Chief Executive Officer, the Sponsors identified 31 senior managers who were identified as having the most significant roles in the Company and a next level of 81 managers who had a key role in the Company. Managers in the first group were given a one-time opportunity to invest in Class A, B, C and

Mr. Edward M. Kelly, Sr. Counsel	July 21, 2008
Ms. Pamela A. Long, Assistant Director	Page 7
United States Securities & Exchange Commission
D Units in Nalco LLC, the limited liability company through which the Sponsors owned the Company. Managers in the second group were given an opportunity to invest only in Class A Units in Nalco LLC. In each case, the manager was offered the opportunity to invest, but was not required to make the investment in Nalco LLC.

We will add the following to future proxy descriptions of the Nalco LLC 2004 Unit Plan: “The Nalco LLC 2004 Unit Plan was intended to encourage and reward the following: (a) the Class A Units were intended to give managers an equity stake in the Company similar to that of the Sponsors, (b) the Class B Units, which were triggered (or restrictions were lifted) in 20% increments if the manager continued to be employed at the end of each of the five years of the Nalco LLC 2004 Unit Plan, were intended to encourage continued employment for the participants, (c) the Class C and D Units, which were triggered (or restrictions were lifted) on continued employment and reaching designated EBITDA targets (the D Units EBITDA target was stricter than for the C Units), were intended to encourage continued employment and to create an incentive for managers to reach the designated earnings targets. The ultimate value of the B, C and D Units would also reflect that the holders of A Units and the Sponsors received a return of their original investment.”

10.	We note that the Unit Plan is intended to reward participants for increase in the value of the company’s equity and for reaching earnings performance targets. The description of the operation of the plan and the terms of awards made under it does not provide enough information for investors to understand how the plan achieves these objectives. For example, do participants purchase at an exercise price that is set at the time the award is granted so they are rewarded for increases in the value of the Units? What earnings performance targets are observed and how do they relate to the specific awards granted to each NEO that participates in this plan?

Response: Senior Manager Incentive — Nalco LLC 2004 Units. In an effort to provide an incentive to senior managers, the Sponsors, our former owners, offered them the opportunity to make an investment in Nalco LLC, the limited liability company through which the Sponsors owned the Company. Four classes of equity in Nalco LLC were made available for purchase by designated senior managers. Class A Units were equivalent to the Units held by the Sponsors in Nalco LLC and had no conditions or restrictions. Class B, C and D Units had conditions which had to be met before they become unrestricted (or vested) tied to (i) the applicable senior manager continuing his or her employment with the Company for the B, C and D Units and (ii) the Company meeting certain profitability conditions (measured by EBITDA) for the C and D Units. The EBITDA targets for the D Units were stricter than for the C Units.

The same conditions and the same earnings targets applied to all participants who purchased A, B, C and D Units.

The Nalco LLC 2004 Unit Plan has a five-year term — 2004 through 2008 — with the potential for 20% of the restricted units in each of the four classes becoming unrestricted or vested during each of the five years. Thirty-one senior managers were offered the opportunity to invest in all four classes of Nalco LLC Units, and another group of eighty-

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Ms. Pamela A. Long, Assistant Director	Page 8
United States Securities & Exchange Commission
one senior managers were permitted to make investments in Class A Nalco LLC Units alone.

The B, C and D Units are restricted and subject to the indicated conditions and will vest or become unrestricted only if the conditions are met. The value of the Company’s equity or the value of the Nalco LLC units are not conditions for vesting.

Our former owners, the Sponsors, established the EBITDA targets. We believe these EBITDA target levels were viewed by the Sponsors as levels at which the Company’s performance would reflect success and that would translate into an increase in the value of the equity of the Company.

The purchase price for the A Units matched the valuation upon which the Sponsors based their investment in the predecessor to the Company. The purchase price for the B, C and D Units was set by the Sponsors to reflect the value of these units in light of their conditions and restrictions and that the B, C and D Units would receive value only after the holders of Class A Units and the Sponsors received a return on their initial investment.

The Sponsors and our former CEO determined the participants for the Nalco LLC 2004 Unit Plan and the levels at which they would be permitted to invest. We believe that these decisions were based on the level of influence the individual participant would have in influencing the success of the Company in meeting its earnings and other strategic goals.

The restrictions and vesting conditions on the B, C and D Units are described at pages 32 and 33 of the proxy statement, and the full plan documents have been filed with the SEC. The Nalco LLC 2004 Unit Plan was a one-time program; participants purchased their units on June 30, 2004 and no additional participants were added after that date. All equity incentive grants made after June 30, 2004 through December 31, 2007 were made pursuant to the Company’s 2004 Stock Incentive Plan.

Acceleration of the Units. In the event the Sponsors sold down their interest in the Company to a level below 20%, the Nalco LLC board of directors would be permitted to accelerate (and thereby effectively waive) certain of the restrictions or conditions on the C and D Units. In fact, the Sponsors did sell down their holdings in the Company below 20% in December 2006, and the Nalco LLC board elected to waive certain of the vesting conditions of the C Units and D Units, although the board did not elect to accelerate the vesting of the B Units. These changes are described on page 33 of the proxy statement under “Nalco LLC 2004 Unit Plan — Activities During 2006” as follows:
“During 2006, the Sponsors sold shares in the Company and their ownership was decreased to approximately 12.6%. The Nalco LLC Board of Directors exercised its discretionary right to accelerate vesting of the units and resolved as follows relating to the Nalco LLC 2004 Unit Plan: (a) C Units for 2005 and 2006 vested on December 31, 2006 pursuant to the terms and conditions of the Plan, (b) D units for 2005 and 2006 vested on December 31, 2006, subject to a commitment by the participants in the Nalco LLC

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2004 Unit Plan that they would refrain from transferring such units or the converted shares in the Company relating to such units for a period of two years from the date of vesting (the “Two-Year Lock-Up”), (c) C units and D units for 2007 vested on December 31, 2007, provided the Participant did not voluntarily terminate his or her employment before that date, subject to a Two-Year Lock-Up from the vesting date, (d) C units and D units for 2008 will vest on December 31, 2008, provided that the Participant does not voluntarily terminate his or her employment before that date, subject to a Two-Year Lock-Up from the Vesting Date.”
We will add the following emphasis in future filings:
“The performance conditions for the C and D units were waived with these actions of the Nalco LLC Board of Directors in 2006.”
11.	Please explain the terms of the Unit Plan under which the NEOs can convert the Units in to shares of the company’s common stock.

Response: The equity units in the Nalco LLC 2004 Unit Plan are in a closely-held entity and are therefore illiquid. To allow the participants in this Unit Plan to have liquidity in vested units, our former owners, the Sponsors, included in the Unit Plan the opportunity for vested unitholders to “put” their vested units to Nalco LLC. In exchange for the vested unit, Nalco LLC will provide to the unitholder shares of the Company’s stock equal to the value of the put unit. This arrangement is described at page 13 of the proxy statement under the caption “Management Members Agreement.”

To enable Nalco LLC to acquire the necessary shares of Company common stock to effect such conversions, the Company entered into a warrant with Nalco LLC, as described on page 14 of the proxy statement. This warrant entitles Nalco LLC to purchase up to 6,191,854 shares of the Company for $0.01 per share (par value). This reflects the number of shares of Company common stock necessary to satisfy the “put” of all of the vested units under the Nalco LLC 2004 Unit Plan. The Management Members Agreement creating the “put” right and the Warrant Agreement between Nalco LLC and the Company have been filed with the SEC.

12.	Please explain what is meant by the concept of vesting. We note several disclosures that NEOs have purchased Units under the plan. Must the Units vest even after the NEO has purchased them? Or is it the right to purchase the Units that vests? Must they be vested before the NEO can convert them?

Response: The A Units were purchased by the participants without further restrictions or conditions. The B, C and D Units were purchased by the participants, but were subject to conditions and restrictions before they were owned by (or vested in) the participants.

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United States Securities & Exchange Commission
The purchase price for the Class A Units was identical to the amount paid by the Sponsors for their purchase of the predecessor of the Company. The purchase price for the B, C and D Units was set by the Sponsors to reflect the value of these units in light of the conditions and that the B, C and D Units would receive value only after the holders of Class A Units and the Sponsors received their initial investment.

There is no requirement for further payment by a participant at the time the vesting conditions are met. We will add the following for emphasis of this point in future filings: “The participants in the Nalco LLC 2004 Unit Plan made a payment for the units at the inception of the Unit Plan, and no further payment is required from the participants at the time the units vest. If, however, an employee ceases to be employed by the Company, then the Company can repurchase any unvested units at the original purchase price (which is lower than fair market value). This is why the units are called ‘unvested.’”
Gregory N. Nelson, page 36.
13.	Disclosure elsewhere in CD&A states that senior managers who purchased B, C and D Units under the Unit Plan do not currently participate in long-term equity incentive awards under the 2004 Stock Incentive Plan. However, Mr. Nelson appears to participate both in the Unit Plan and the “Long-Term Equity Incentive Plan”, which we assume is the 2004 SIP. Please clarify.

Response: Mr. Nelson joined the Company after the Nalco LLC 2004 Unit Plan was implemented on June 30, 2004. As indicated on page 36 of the proxy statement, “Mr. Nelson did not participate in the Nalco LLC 2004 Unit Plan.” Mr. Nelson did receive the annual and ad-hoc grants under the 2004 Stock Incentive Plan as described on page 36 of the proxy statement.
David Johnson, page 36.
14.	Please clarify whether the stock awards contemplated by the Restricted Shares Agreement and the Restricted Stock Agreement are pursuant to the 2004 SIP. Please explain what “Performance Shares” are, as opposed to the restricted shares that are the subject of these agreements. This comment also applies to disclosure regarding Mr. Yimoyines stock awards. In this regard, we also note disclosure on page 41 suggesting that Performance Shares are granted under a Performance Share Program while restricted stock grants are made under the 2004 SIP. Please ensure that in an appropriate place in your disclosure you discuss the existence and material terms of each program or plan under which NEOs receive compensation and awards.

Response: Included on page 30 of the proxy statement is the following description of long-term equity awards made under our 2004 Stock Incentive Plan:
Long-Term Equity Incentive Awards are made under the 2004 Stock Incentive Plan, which earmarks up to 7,500,000 of the Company shares to be available to be

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awarded as restricted shares, phantom shares, options, restricted units or similar equity grants.

During 2007, the Compensation Committee approved a three-year cycle grant of Long-Term Equity Incentive Awards under the 2004 SIP. The largest grouping of award recipients were granted restricted shares in the Company’s stock that vest conditioned upon the performance of the Company over a two-year period and the participant’s continued employment during a three-year period. A participant can earn up to 40% of the 2007-09 Cycle grant based on the Company reaching designated performance criteria during 2007, an additional 40% of the 2007-09 Cycle grant based on the Company reaching designated performance criteria during 2008 and the final 20% depending upon the Company’s performance in each of 2007 and 2008 meeting certain minimums. Performance which falls within a designated level, would earn between 80% and 150% of target levels. Additionally, a participant must continue to be employed on December 31, 2009, to earn the award. The Compensation Committee also reserves the unilateral discretion to adjust awards based on the safety, health and environmental performance of the Company. The 2004 SIP encourages long-term earnings and revenue growth performance.

For a smaller group of individuals, including certain of the named executive officers, the Company also granted stock options in addition to the restricted shares described above. Such options will vest in equal installments over four years subject to the participant continuing to be employed on the vesting date or they might vest earlier upon retirement, disability or death.

The Compensation Committee has also approved a small number of ad hoc grants for individuals in jobs that qualify for long-term equity incentives but who are hired after the completion of the annual grant process.
     We will clarify in future proxy statements that those annual restricted equity grants, which are subject to performance criteria and which we label “Performance Shares,” and annual grants of options are made under the 2004 Stock Incentive Plan. We will clarify that ad hoc grants of restricted shares or other equity awards are also made under the 2004 Stock Incentive Plan. The proposed addition: “Grants of restricted shares made under the annual cycle subject to performance criteria, annual grants of options and ad hoc grants of equity are all made under and pursuant to the Company’s 2004 Stock Incentive Plan.”
Mr. Yimoyines, page 37.
15.	Please explain what the “supplement defined contribution plan” is.

Response: The supplementary defined contribution plan is a non-qualified deferred compensation plan designed to provide benefits on the portion of an individual’s income that is in excess of the IRS limit for a qualified deferred compensation plan. All participants in the qualified defined contribution plan, the Nalco Profit Sharing and Savings Plan, are

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eligible to participate in the non-qualified plan if their income exceeds those IRS limits. The non-qualified plan is summarized on page 30 of the proxy statement.
Summary Compensation Table — 2007, page 39.
16.	Disclosure in CD&A states that Mr. Bell has not participated in the company’s Long-Term Equity Incentive Awards under the 2004 SIP, yet disclosure in note 2 to the table indicates that amounts shown in the stock awards and option awards columns reflect the value of grants made under the 2004 SIP, plus special one-time awards. Please reconcile. If all of Mr. Bell’s awards are special one-time awards, please clarify that in a separate note to the table. In addition, CD&A should discuss the special one-time awards as an element of compensation and should include all of the information about those awards, including but not limited to why the company chose to pay the awards and how the amount of the award was determined.

Response: The amount shown for Mr. Bell reflects the FAS 123(R) expense that the Company recognized for fiscal 2007 in connection with awards under the Nalco LLC 2004 Unit Plan and not one-time awards. In future proxy statements, the footnote will state, “Amounts shown in the Stock Awards columns reflect the FAS 123(R) expense that the Company recognized for fiscal 2007 in connection with awards under the Nalco LLC 2004 Unit Plan and in connection with any special one-time awards.
Footnotes to Plan-Based Awards Table, page 41.
17.	Footnote 1 states that the items summarized in the footnote reflect performance share and stock option grants made under the 2004 SIP. However, it also appears to include awards under the Management Incentive Program and Performance Share Program. Please clarify.

Response: The table does include cash Management Incentive Program awards. Performance share grants, however, are made under the 2004 Stock Incentive Plan. Future disclosures will read, “Grants shown in the table above reflect the Management Incentive Plan target awards, performance share and stock option grants made under the 2004 Stock Incentive Plan and any special one-time awards.”

18.	Narrative disclosure regarding Mr. Yimoyines’ compensation states that he received grants of Performance Shares and Options in 2006 and 2007, but only restricted stock grants to Mr. Yimoyines appear in this footnote.

Response: Mr. Yimoyines received only restricted stock in 2007. Page 38 should read, “Mr. Yimoyines participates in the Company’s Long-term Equity Incentive Plan and he received grants of Performance Shares and Options in 2006.”
Narrative to Summary Compensation Table and Grants of Plan-Based Awards Table, page 42
19.	You may provide additional tables that are not required by Item 404, but you should be clear about what they are intended to depict and why the information is useful to investors. This

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table shows salary and bonus as a percentage of total compensation, but does not show cash awards under the Management Incentive Plan or other elements of compensation as percentage of total compensation. At a minimum, it unclear why you elected to show bonus (which was $0 in each case) as a percentage of compensation, but not cash awards under the MIP.

Response: As part of the requirement in Item 402 to discuss the relationship between salary and bonus, we elected to display the information in a tabular format to show it in a clear and understandable manner. Cash awards made under the Management Incentive Plan are not included, as they do not meet the definition of a discretionary bonus for purposes of the Bonus Column in the Summary Compensation Table. In future proxy statements, we will add a column titled, “Non-Equity Incentive Plan Awards”, which will reflect the Management Incentive Plan payments.
     Nalco Holding Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in this filing, that the Commission’s comments or changes to disclosure do not foreclose the Commission from taking any enforcement action on the filing and that Nalco cannot assert the Commission’s comments as a defense in any proceedings initiated by the Commission or any person under the United States’ federal securities laws.

Sincerely, Stephen N. Landsman

cc:	B. J. Bell J. E. Fyrwald M. Manupella